October 27, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of SATIXFY COMMUNICATIONS LTD., under the Exchange Act of 1934:

- Ordinary Shares, no par value per share
- Warrants, each warrant to one Ordinary Share

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com